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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                               Commission File Number  333-33085

                           NOTIFICATION OF LATE FILING

      (Check One):      [X] Form 10-K  [ ] Form 11-K [ ] Form 20-F
                        [ ] Form 10-Q
[ ] Form N-SAR
For Period Ended: MARCH 30, 2002
                  ------------------------------------------------------------
[ ] Transition Report on Form 10-K      [ ]   Transition Report on
    Form 10-Q
[ ] Transition Report on Form 20-F      [ ]   Transition Report on
    Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ---------------------------------------------

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:
                                                    --------------------------

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                     PART I. REGISTRANT INFORMATION

Full name of registrant    ROLLER BEARING COMPANY OF AMERICA, INC.
                        ------------------------------------------------------

Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

60 ROUND HILL ROAD
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City, State and Zip Code    FAIRFIELD, CT 06430
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                         PART II. RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

            The Registrant retained new auditors in May 2002, after it determined to terminate its relationship with its prior auditor Arthur Andersen. The timing of the decision to terminate its prior auditor resulted in a delay in the preparation of the Registrant's financial information and, accordingly, the Registrant could not complete the preparation of its Annual Report on Form 10-K for the year ended March 30, 2002 on a timely basis.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

    ANTHONY S. CAVALIERI                            (203)        255-1511
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          (Name)                                 (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ X ] Yes  [   ] No
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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ X ] Yes  [   ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Subject to completion, for the year ended March 30, 2002, the Registrant expects to report net sales of $168.3 million as compared to net sales of $176.4 million for the year ended March 31, 2001. The decrease in net sales is attributable to softness in the OEM heavy truck market, the industrial aftermarkets and the aerospace MRO market, particularly after September 11, 2001. In addition, the Registrant also excepts to report that gross margin decreased by $6.1 million for the year ended March 30, 2002 as compared to the prior fiscal year, due to a change in the product mix and decreases in sales volume. The Registrant expects to report that selling, general and administrative expenses decreased by $1.2 million for the year ended March 30, 2002 as compared to the prior fiscal year due to a reduction in compensation and marketing expenditures, and that operating income decreased by $5.0 million for the year ended March 30, 2002 as compared to the year ended March 31, 2001, primarily attributable to the lower gross margin.
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  ROLLER BEARING COMPANY OF AMERICA, INC.
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                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: JUNE 28, 2002                   By: /s/ DR. MICHAEL J. HARTNETT
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                                          Name:  Dr. Michael J. Hartnett
                                          Title: Chairman, President
                                                 and Chief Executive
                                                 Officer